FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                   Form 40-F

HSBC HOLDINGS PLC

28 June 2023

Notification of Transactions by Persons Discharging Managerial Responsibilities

The following transactions of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company"), took place on 27 June 2023:

1.   Acquisition as part of the reinvestment of the interim dividend

The following transaction relates to additional Shares being added to a PDMR's vested share plan interests through the automatic reinvestment of the first interim dividend for 2023 (the "interim dividend"). The price per Share was HKD60.3858.

Name	Shares acquired
Surendra Rosha	1.44508

2.   UK Share Incentive Plan

Shares were acquired under the Company's UK Share Incentive Plan ("SIP") at £6.09097 per Share.

Name	Shares acquired
Ian Stuart	24

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-27	Ordinary shares of US$0.50 each	GB0005405286	Hong Kong Stock Exchange		HKD - Hong Kong Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition as part of the			HKD60.39	1.44508	HKD87.26
reinvestment of the first interim dividend for 2023		Aggregated	HKD60.386	1.44508	HKD87.26

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2023-06-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition under the UK Share Incentive Plan			£6.09	24	£146.18
		Aggregated	£6.091	24	£146.18

For any queries related to this notification, please contact:

Bayo Adeyeye
Corporate Governance & Secretariat
+44 (0) 203 359 2160

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 28 June 2023